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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              MAGMA COPPER COMPANY
                           (NAME OF SUBJECT COMPANY)

                              MAGMA COPPER COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                                  COMMON STOCK
            5 5/8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D
              6% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES E
                         (TITLE OF CLASS OF SECURITIES)

                                  559177 20 9
                                  559177 30 8
                                  559177 40 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DOUGLAS J. PURDOM
                   VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER
                              MAGMA COPPER COMPANY
                       7400 NORTH ORACLE ROAD, SUITE 200
                             TUCSON, ARIZONA 85704
                                 (520) 575-5600
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                WITH COPIES TO:

        JACK H. NUSBAUM, ESQ.                    STEVEN D. PIDGEON, ESQ.
      WILLKIE FARR & GALLAGHER                    SNELL & WILMER L.L.P.
        153 EAST 53RD STREET                       ONE ARIZONA CENTER
      NEW YORK, NEW YORK 10022                   PHOENIX, ARIZONA 85004
           (212) 821-8000                            (602) 382-6000

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Magma Copper Company, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 7400 North Oracle Road, Suite 200, Tucson, Arizona 85704. The titles of the classes of equity securities to which this statement relates are the common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), the 5 5/8% Cumulative Convertible Preferred Stock, Series D, par value $.01 per share (the "Series D Preferred Stock"), and the 6% Cumulative Convertible Preferred Stock, Series E, par value $.01 per share (the "Series E Preferred Stock" and, together with the Series D Preferred Stock, the "Preferred Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

  The statement relates to the tender offer by BHP Sub Inc., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of BHP Holdings
(USA) Inc., a Delaware corporation ("Sub"), which in turn is an indirect, wholly owned subsidiary of The Broken Hill Proprietary Company Limited, a Victoria, Australia corporation ("BHP"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 5, 1995 (the "Schedule 14D-1"), to purchase
(i) all outstanding Common Stock at a price of $28.00 per share net to the seller in cash, (ii) all outstanding shares of Series D Preferred Stock, at a price of $96.544 per share net to the seller in cash, and (iii) all outstanding shares of Series E Preferred Stock, at a price of $100.646 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 30, 1995 (the "Merger Agreement"), among BHP, Purchaser, Sub, and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of BHP are located at BHP Tower, 600 Bourke Street, Melbourne, Victoria, 3000 Australia, the principal executive offices of Purchaser are located at 550 California Street, San Francisco, California 94104, and the principal executive offices of Sub are located at 900 Market Street, Suite 200, Wilmington, Delaware 19801.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company, its executive officers, directors or affiliates; or (ii) BHP, its executive officers, directors or affiliates.

1. EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  The Company has entered into certain employment agreements, termination of employment and change-in-control arrangements, as described on pages 8-19 of the Proxy Statement dated May 18, 1995 for the Company's Annual Meeting of Stockholders (the "1995 Proxy Statement"), a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

  The Company has entered into certain employment agreements, termination of employment and change-in-control arrangements since May 18, 1995, which are summarized below:

  Employment Agreements. The Company and certain officers (the "Executives") of the Company have entered into separate employment agreements ("Employment Agreements"). The Employment Agreements with Marc W. Ingelbinck and Robert P. Mueller are dated October 13, 1995; and the Employment Agreements with Terrell
I. Ackerman, Michael A. Eamon, George A. Eltringham, Thomas L. Garrett, Douglas R. McGregor, James K. Schultz and Craig A. Steinke are dated November 21, 1995. Certain of the Employment Agreements are an amendment and restatement of prior agreements between the Company and the Executive and supersede and nullify in all respects the terms of and benefits under such prior agreements. A copy of the form of Employment Agreement is filed as
Exhibit 9 hereto and is incorporated herein by reference.

  The Employment Agreements each have an initial three year term, and provide for automatic one year extensions, unless prior notice is given by the Company that the Employment Agreement will not be extended; provided, however, that the Employment Agreement shall remain in effect for two years following a "change in control" (as defined below). Prior to a change in control, and except as may be provided under any other written agreement between the Executive and the Company, the employment of the Executive by the Company is "at will" and may be terminated by either the Company or the Executive at any time. The Employment Agreements provide for certain benefits to these Executives upon the occurrence of a "change in control", including lost value compensation in the event that an Executive is unable to freely exercise stock options or is unable to freely sell or exchange Common Stock acquired pursuant to restricted stock grants under the 1987 Plan, the 1989 Plan, or the 1993 Plan (as such terms are defined below). In addition, if following a change in control, the Executive is terminated (other than for Good Reason) or resigns following a Termination Event (which includes a material change in the duties, responsibilities or status of the Executive, a reduction in Base Compensation, relocation outside of the United States, or a material breach by the Company of the Employment Agreement), then the Executive shall be entitled to the following benefits: (a) an extension, for a period of two years, of life, health, and disability benefits, (b) a pension supplement equal to the amount that the Executive would have received had the Executive's pension benefits under the Company's regular retirement plan and the Special Executive Supplemental Benefit Plan been increased on the basis of two additional years of service, (c) for two of the Executives, a lump sum payment based on a percentage of the Executive's average base compensation, and (d) payment by the Company of certain excise taxes imposed on the Executive. Certain of these benefits are not payable under the Employment Agreements to the extent that they are provided under other Company benefit plans.

  A "change in control" is defined in the Employment Agreements as: (i) a shareholder approval of a merger or consolidation with any other corporation, other than Warburg, Pincus Capital Company, L.P. ("Warburg"), in which the Company's shareholders prior to the change in control do not retain 65% or more of the voting power of the merged or consolidated company, (ii) the acquisition of 35% or more of the voting power of the Company's Common Stock by a party other than Warburg; provided, however, that a change of control shall not be deemed to occur for so long as Warburg continues to beneficially own at least 10% more of the combined voting power of the Company than such other party, unless a majority of the Board of Directors immediately prior to such acquisition shall have deemed a change in control to have occurred, (iii) a change in identity of the majority of the members of the Board of Directors, except in the case of such a change which both follows the acquisition by Warburg of fifty-one percent (51%) or more of the voting securities of the Company and which is approved by a majority of the Board of Directors and the management executive committee prior to such acquisition, (iv) a sale of all or substantially all of the assets of the Company, (v) a transfer of all or substantially all of the Company's assets to a partnership or joint venture in which the Company's interest is 50% or less, (vi) a complete liquidation of the Company, and (vii) the execution or approval by the Board of Directors of an agreement which would result in any of the foregoing.

  The Employment Agreements also provide for retention benefits should a change in control of the Company occur. The retention benefits are designed to encourage the Executives to remain with the Company following a change in control, and include: (i) the continuation of the Employment Agreements for two years following a change in control, during which period each Executive would continue to receive compensation at a rate comparable to his or her respective rate of compensation on the date of the change in control, (ii) payment of bonuses on each of the first and second anniversaries of the date of the change in control equal to varying percentages (ranging from 15% to 70%) of the annual base salary, and (iii) payment by the Company of any excise taxes imposed pursuant to Section 4999 of the Internal Revenue Code.

  Amendment of Chief Executive Officer Supplemental Retirement Plan. In September 1995, the Company amended several of its benefit plans, including the Chief Executive Officer Supplemental Retirement Plan, to conform the definition of the term "change in control." As a result of the amendment, "change in control" is defined as described above under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements--Employment Agreements." A copy of such amendment is filed as Exhibit 15 hereto and is incorporated herein by reference.

  Salary Increases and Bonuses. Effective November 1, 1995, the Board of Directors of the Company authorized a 9% increase, from $550,000 to $600,000, in the annual base salary of J. Burgess Winter, the President and Chief Executive Officer of the Company, and approved increases in the annual base salaries of the Company's executive officers, which in the case of Mr. Mills reflected his promotion to Executive Vice President, as described below:

                                                       PRIOR      %       NEW
EMPLOYEE                            TITLE              SALARY  INCREASE  SALARY
--------                            -----             -------- -------- --------
Browne, K. L. .......... President, Magma Tintaya     $210,000    7%    $225,000
Campbell, M. H. ........ VP, Human Resources          $160,000    6%    $170,000
Durazo, F. E. .......... VP & General Manager, SMMD   $220,000    5%    $231,000
Ingelbinck, M. W. ...... VP Marketing, MMC            $210,000    4%    $219,000
Mills, B. A. ........... Executive Vice President     $250,000   40%    $350,000
Purdom, D. J. .......... VP & Chief Financial Officer $250,000   10%    $275,000
Smith, H. C. ........... President, Magma Nevada      $250,000    8%    $270,000

  On November 21, 1995, the Board of Directors authorized incentive compensation plan bonuses to be paid prior to the end of 1995 to the Company's executive officers as described below:

                                                                        1995
                                                                     INCENTIVE
                                                                    COMPENSATION
      NAME                                                            PAYMENTS
      ----                                                          ------------
      Brodkey, A. A................................................   $ 84,013
      Browne, K. L.................................................   $162,000
      Campbell, M. H. .............................................   $ 88,400
      Durazo, F. E.................................................   $ 87,780
      Ingelbinck, M. W.............................................   $ 61,320
      Mills, B. A..................................................   $297,500
      Purdom, D. J.................................................   $176,000
      Smith, H. C..................................................   $205,200
      Winter, J. B.................................................   $684,000

  On November 21, 1995, the Board of Directors authorized the payment of performance bonuses under the Company's long term incentive compensation plan in amounts to be determined as of year end. Such bonuses may be deferred under the Special Executive Deferred Compensation Plan.

  First Amendment to the Magma Copper Company Trust Fund for Executive Benefits. In September 1995, the Company amended several of its benefit plans, including the Magma Copper Company Trust Fund for Executive Benefits, to conform the definition of the term "change in control." As a result of the amendment, "change in control" is defined as described above under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements-- Employment Agreements." The Trust Fund was also amended to provide that in the event of a change in control, the Company will transfer to the Trustee of the Magma Copper Company

Trust Fund for Executive Benefits an amount equal to the present value of the liability for benefits accrued to the date of the change in control pursuant to the Benefit Arrangements, less amounts already contributed to the Trust Fund. A copy of such amendment is filed as Exhibit 16 hereto and is incorporated herein by reference.

  First Amendment to the Magma Copper Company 1993 Long Term Incentive
Plan. In September 1995, the Company amended its 1993 Long Term Incentive Plan to permit deferrals of payments made in Common Stock. A copy of such amendment is filed as Exhibit 17 hereto and is incorporated herein by reference.

  Fourth Amendment to the Magma Copper Company Special Executive Deferred Compensation Plan. In the Fall of 1995, the Company amended several of its benefit plans, including the Magma Copper Company Special Executive Deferred Compensation Plan, to conform the definition of the term "change in control." As a result of the amendment, "change in control" is defined as described above under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements--Employment Agreements." The Special Executive Deferred Compensation Plan was also amended to provide that: (i) a participant in the 1993 Long Term Incentive Plan may elect to defer all or a portion of any award thereunder, (ii) a participant may elect to defer payment of his base pay for services to be rendered during the following calendar year according to the participant's Deferred Compensation Agreement, (iii) in the event of a change in control the Company will transfer to the Trustee of the Magma Copper Company Trust Fund for Executive Benefits the present values of the liability for the benefits accrued to the date of the change in control, less amounts already contributed. A copy of such amendment is filed as Exhibit 18 hereto and is incorporated herein by reference.

  Fifth Amendment to the Magma Copper Company Special Executive Deferred Compensation Plan. On November 30, 1995, the Company approved an amendment to the Magma Copper Company Special Executive Deferred Compensation Plan to permit the deferral of amounts received from the cancelation of presently unexercisable stock options in the event of the Merger. A copy of such amendment is filed as Exhibit 19 hereto and is incorporated herein by reference.

  First Amendment to the Magma Copper Company Special Executive Supplemental Benefit Plan. On November 30, 1995, the Company adopted the First Amendment to the Magma Copper Company Special Executive Supplemental Benefit Plan, which is subject to participant consent, to delete the automatic pay-out of benefits after a change in control. A copy of such amendment is filed as Exhibit 10 hereto and is incorporated herein by reference.

2. STOCK OPTIONS AND STOCK AWARDS

  The Company maintains the 1987 Stock Option and Stock Award Plan (the "1987 Plan"), the 1989 Stock Option and Stock Award Plan (the "1989 Plan"), the 1989 Stock Option Plan for Non-Employee Directors (the "1989 Director Plan"), the 1992 Restricted Stock Plan for Non-Employee Directors (the "1992 Director Plan") and the 1993 Stock Option and Stock Award Plan (the "1993 Plan"), pursuant to which options (the "Options") to purchase the Company's Common Stock and awards of restricted Common Stock have been granted and remain outstanding as of the date of this Schedule 14D-9.

  In September 1995, the Company amended several of its benefit plans, including the 1993 Plan, the 1989 Plan, and the 1987 Plan, to conform the definition of the term "change in control." As a result of the amendments, "change in control" is defined as described above under "Employment Contracts, Termination of Employment and Change-in-Control Arrangements--Employment Agreements." Copies of such amendments are filed as Exhibits 12, 13, and 14 hereto and are incorporated herein by reference.

  Pursuant to the Merger Agreement, upon consummation of the Merger (the "Effective Time"), the Company will pay each holder of a then outstanding Option, whether or not then exercisable, in settlement of the Options, an amount (subject to any applicable withholding tax) in cash equal to $28.00 per Share less the per Share exercise price of the Option as in effect immediately prior to the Effective Time, and the Option will be canceled. On November 30, 1995, the Board of Directors authorized the surrender of the Options in exchange for such cash payment in connection with the Merger, and lifted the restrictions on the restricted stock awards in order to permit the tender of the Common Stock in the Offer. As of November 30, 1995, there were outstanding awards of options and restricted stock for 3,453,844 Shares under the 1987 Plan, 1989 Plan, and 1993 Plan and awards of options and restricted stock for 54,124 Shares under the 1989 Director Plan and 1992 Director Plan.

  On November 30, 1995, the Board of Directors canceled a previously adopted amendment to the 1992 Director Plan which would have increased the annual grant of options thereunder, and concurrently rescinded the grants which had been made pursuant to such amendment.

  See Item 6(a) for a discussion of stock options granted to executive officers since May 18, 1995. In 1995, five directors received grants of options for 4,078 Shares under the 1989 Director Plan as part of their election to defer the 1994 regular annual retainer for serving as directors.

  Effective as December 31, 1995, non-employee directors of the Company who have deferred retainers under the 1989 Director Plan will be issued options pursuant to such plan. In addition, on January 2, 1996, each non-employee director will receive a grant of 1,000 Shares pursuant to the 1992 Director Plan.

3. THE MERGER AGREEMENT

  The following is a summary of certain provisions of the Merger Agreement, which is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference.

  The Offer. The Merger Agreement provides for the commencement of the Offer within five business days after November 30, 1995, the date of the Merger Agreement. The obligation of Purchaser to accept for payment Shares and Preferred Shares tendered pursuant to the Offer is subject to the tender of such number of Shares and Preferred Shares as represents at least a majority of the outstanding Shares of the Company on a fully diluted basis assuming conversion of all outstanding options and securities convertible into Shares including Preferred Shares (the "Minimum Condition") and certain other conditions that are described below under "Conditions to the Offer." Purchaser has agreed that it will not, without the prior written consent of the Board of Directors of the Company, (i) decrease or change the form of the consideration payable in the Offer, (ii) reduce the number of Shares sought pursuant to the Offer, (iii) amend the conditions or impose additional conditions to the Offer, (iv) amend any term of the Offer or (v) waive the Minimum Condition.

  Assuming all of the conditions to consummation of the Offer are satisfied, Sub and Purchaser have agreed to consummate the Offer as promptly as possible. Purchaser is required to extend the Offer upon the failure of the conditions to the Offer to the dates specified below under "Conditions to the Offer."

  Board Composition. The Merger Agreement provides that, promptly upon the purchase by Purchaser of such number of Shares and Preferred Shares as represents at least a majority of the outstanding Shares (on a fully diluted basis) and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser, subject to compliance with Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), representation on the Board of Directors of the Company equal to the product of (a) the number of directors on the Board of Directors of the Company (after giving effect to the appointment of such directors) and (b) the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and the Company will, upon request by Purchaser, promptly (i) increase the size of the Board of Directors of the Company to the extent permitted by its Restated Certificate of Incorporation and By-Laws (and amend the Restated Certificate of Incorporation and By-Laws, if so required, to increase the size of the Board of Directors to allow for such additional directors); or (ii) take all steps necessary and appropriate to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors of the Company (and will hold a Board meeting for such purpose); provided, however, that the Company is required to maintain no fewer than three (3) Continuing Directors (as such term is defined in the Restated Certificate of Incorporation) of whom at least two are Independent Directors (as such term is defined in the Warburg Standstill Agreement (as defined below)). Prior to the Effective Time, in addition to any other approval of the directors required by applicable law or the Restated Certificate of Incorporation or By-Laws of the Company, the affirmative vote of a majority of the Continuing Directors is required (i) to amend or terminate the Merger Agreement by the Company, (ii) to waive any of the Company's rights or to exercise any of its remedies under the Merger Agreement, (iii) to extend the time for performance of Purchaser's obligations under the Merger Agreement or (iv) to take any other action by the Company in connection with the Merger Agreement required to be taken by the Board of Directors of the Company.

  Section 14(f) of the Exchange Act requires the Company to mail to its stockholders an Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder at least ten days prior to a change in a majority of the Board of Directors other than as a result of a meeting of security holders. The Company intends to mail such an Information Statement setting forth the persons designated by Purchaser to serve on the Company's Board of Directors on or prior to December 24, 1995.

  The Merger. The Merger Agreement provides that subsequent to the consummation of the Offer, the Merger will, if required under applicable law, be submitted for approval by the holders of a majority of the outstanding Shares. Purchaser has indicated that it will vote, or cause to be voted, in favor of the Merger all shares of the Company's Common Stock beneficially owned by it and its subsidiaries. Accordingly, if Purchaser acquires a majority of the outstanding shares of the Company's Common Stock pursuant to the Offer or otherwise, Purchaser may be able, without the affirmative vote of any other holder of Shares, to adopt the Merger Agreement and approve the Merger.

  As promptly as practicable after the satisfaction or waiver of the conditions described below under "Conditions Precedent to Merger", Purchaser will be merged with and into the Company. As a result of the Merger, the corporation surviving the Merger (the "Surviving Corporation") will become an indirect, wholly owned subsidiary of BHP. The Restated Certificate of Incorporation of the Company will become the Certificate of Incorporation of the Surviving Corporation, and the By-Laws of Purchaser will become the By-Laws of the Surviving Corporation. In addition, the directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation, and the officers of the Company, other than the Chairman of the Board, holding office immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified.

  Conversion of Shares. At the Effective Time, each Share (other than Shares held by the Company as treasury Shares, Shares owned by Purchaser and Shares as to which appraisal rights under the Delaware General Corporation Law (the "DGCL") are perfected ("Dissenting Shares")) will be converted into and become solely a right to receive $28.00 net in cash (adjusted for stock splits or other similar events) per Share upon the surrender of the certificate formerly representing such Share. Each Preferred Share issued and outstanding immediately prior to the Effective Time (other than Preferred Shares held by the Company as treasury shares, Preferred Shares owned by Purchaser, and Dissenting Shares) will be converted into and become solely a right to receive cash in an amount equal to (x) the number of Shares into which such Preferred Share was convertible immediately prior to the Effective Time multiplied by
(y) $28.00 in cash (adjusted for stock splits or other similar events) without interest. The consideration to be received by the holder of a Share or Preferred Share is referred to as the Merger Consideration.

  Options. Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Shares issued by the Company (the "Company Stock Options") will be canceled by virtue of the Merger. In consideration of such cancelation, the Surviving Corporation will deliver on or promptly after the Effective Time to each holder thereof cash in an amount equal to the excess of $28.00 over the exercise price per Share of such Company Stock Option.

  Dissenting Shares. The Merger Agreement provides that the Dissenting Shares will not be exchanged for the right to receive the appropriate Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the appropriate Merger Consideration.

  Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Purchaser, Sub and BHP, including, but not limited to, representations and warranties relating to the Company's organization and qualification, its subsidiaries, its capitalization, its authority to enter into the Merger Agreement and carry out the transactions contemplated thereby, filings made by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended and the Exchange Act, its litigation, its employee relations and benefits, its taxes, and its compliance with laws. The Company has also made representations regarding certain environmental matters, mineral properties, water rights and title to properties.

  Purchaser, Sub and BHP have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to Purchaser, Sub and BHP's organization and authority to enter into the Merger Agreement, that Purchaser as of the expiration of the Offer will have sufficient funds available to it to purchase the Shares and Preferred Shares and that as of November 30, 1995, BHP, Sub and Purchaser do not own (other than through their employee benefit plans) any Shares or Preferred Shares.

  Covenants Relating to the Conduct of Business. Pursuant to the Merger Agreement, the Company has agreed that, subject to certain limited exceptions, it will, and will cause its subsidiaries to, in all material respects, carry on their respective businesses in the ordinary course, not take any action to sell or encumber in any manner their capital stock or material assets, not enter into any material transaction other than in the ordinary course of business, not incur any indebtedness other than in the ordinary course of business, not enter into any agreement to change any of their existing contracts with respect to the foregoing, not enter into or change any employment agreements, not amend or adopt any employee benefit plans and, to the extent consistent therewith, use their reasonable best efforts to keep intact their insurance policies, preserve intact their current business organizations, keep available the services of their current officers and employees or preserve their relationships with customers, suppliers and others having business dealings with them.

  Acquisition Proposals. The Company and its subsidiaries have agreed in the Merger Agreement, from the date of the Merger Agreement until the termination of the Merger Agreement, that they will not directly or indirectly make, solicit, initiate or encourage submission of proposals or offers from any persons (including any of its officers or employees), with respect to any liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or substantially all of the assets of, or equity interest in, the Company or other similar transaction or business combination involving the Company or its subsidiaries (such proposal or offer referred to in the Merger Agreement as an "Acquisition Proposal"). Subject to the fiduciary duty of the Board of Directors, the Company has agreed that it shall (i) immediately cease and cause to be terminated all discussions or negotiations with third parties with respect to any Acquisition Proposal, if any, existing on November 30, 1995; and (ii) promptly notify Purchaser after receipt of a bona fide Acquisition Proposal or any inquiry from any person relating to an Acquisition Proposal and provide Purchaser with a reasonable summary of the financial terms and other material terms of such Acquisition Proposal. The Merger Agreement provides that, if the Board of Directors of the Company shall conclude, acting in good faith, after receiving advice from legal counsel or its financial advisor that the following action is necessary or appropriate in order to act in a manner which is consistent with its fiduciary duties under applicable law, the Company may furnish information to third parties concerning itself and its business or assets, engage in discussions or negotiations with third parties regarding an Acquisition Proposal initiated by a third party, or following receipt of an Acquisition Proposal, through its Board of Directors, withdraw, modify or amend its recommendation of the transactions contemplated by the Merger Agreement and/or enter into an agreement providing for the consummation of such Acquisition Proposal.

  Director and Officer Indemnification and Insurance. Pursuant to the Merger Agreement, Purchaser has agreed to indemnify, defend and hold harmless the officers, directors and employees of the Company or any of its subsidiaries against all losses, expenses, claims, damages or liabilities brought or made by third parties arising out of the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law, including the advancement of expenses. Purchaser has also agreed that all rights to indemnification existing in favor of the directors, officers or employees of the Company or its subsidiaries (including, without limitation, any person who was or becomes a director, officer or employee prior to the Effective Time) (the "Indemnified Parties") under the DGCL or as provided in the Company's Restated Certificate of Incorporation or By-Laws with respect to matters occurring on or prior to the Effective Time will survive the Merger and will continue in full force and effect for a period of not less than six years after the Effective Time (or, in the case of claims or other matters occurring on or prior to the expiration of such six-year period which have not been resolved prior to the expiration of such six-year period, until such matters are finally resolved) and Purchaser will honor, and will cause the Company to honor, all such rights. Purchaser will cause to be maintained in effect for not less than six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company (provided that Purchaser may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous) with respect to matters occurring on or prior to the Effective Time; provided that in no event will Purchaser or the Company be required to expend annually more than 150% of the amount that the Company spent for these purposes in the last fiscal year to maintain or procure such insurance coverage and further provided that if Purchaser or the Company is unable to obtain such insurance Purchaser or the Company will obtain as much comparable insurance as is available for such amount per year.

  Employee Benefits. The Company and Purchaser have agreed that the employer-provided benefits for nonunion employees under the Company's employee benefit plans which are in effect as of the Effective Time (other than any feature of any such plan that relates to the Shares or the Preferred Shares) will not be reduced after the Effective Time (except to the extent consistent with the terms of the Merger Agreement and except to the extent necessary to comply with applicable law) at least until the second anniversary of the Effective Time. The Company's cash-based Long-Term Incentive Plan will continue for one additional three-year cycle beginning January 1, 1996, with performance measures appropriate to the business plan of the Surviving Corporation. Purchaser has affirmed that it intends to provide during the two-year period following the Effective Time overall compensation and benefits for persons serving on the Company's executive committee at the time of the consummation of the Merger Agreement which are competitive with those provided by the Company's competitors.

  BHP Guarantee. BHP has unconditionally and irrevocably guaranteed to the Company the due, prompt and faithful performance of, and compliance with, all agreements and obligations of Purchaser and Sub in the Merger Agreement.

  Conditions to the Offer. Purchaser is not required to continue the Offer beyond January 4, 1996 or to accept for payment or pay for any Shares tendered, may postpone the acceptance for payment, purchase of and/or payment for Shares, may amend or terminate the Offer, and may extend the Offer beyond January 4, 1996 (the "Initial Expiration Date") in which event the expiration date (the "Expiration Date") shall mean the latest time and date which the Offer as so extended by Purchaser shall expire, whether or not any Shares have theretofore been purchased or paid for, (i) if the Minimum Condition is not satisfied or (ii) if, at any time on or after December 5, 1995 and prior to the time of payment for any such Shares or Preferred Shares any of following events (each referred to as an "Event") has occurred (an Event shall be deemed to have occurred notwithstanding, where applicable, the provision for a cure period) (each of paragraphs (a) through (i) providing a separate and independent condition to Purchaser's obligations pursuant to the Offer), provided that if the Purchaser does not accept for payment, purchase or pay for any Shares or Preferred Shares tendered due to the occurrence of any Event specified in paragraph (a), (b), (d), (e), (f) or (g), then Purchaser shall be required to extend the Offer for the cure period specified in such paragraph; provided, however, that Purchaser may terminate the Offer at any time if any of the other Events shall have occurred (including during the period of any such extension) and may waive any Event at any time (including during the period of any such extension):

    (a) there shall be in effect any preliminary or final injunction or temporary restraining order or other order or decree issued by any foreign or United States federal or state court or foreign or United States federal or administrative agency or authority, enjoining, restraining or otherwise prohibiting the Offer, the Merger or the acquisition by Sub or Purchaser of Shares and Preferred Shares, and such order or decree either shall be incapable of being cured by, or shall not be cured by May 31, 1996;

    (b) an action or a proceeding shall have been commenced by any governmental agency under federal or state antitrust laws or any other applicable law before any court or any governmental or other administrative or regulatory authority or agency, domestic or foreign, or there shall be an imminent threat which would reasonably be expected to result in the foregoing, or any of the governmental authorization specified in the Merger Agreement shall have been conditioned in such a manner, that would reasonably be expected to (i) materially restrict or prohibit consummation of the Offer or the Merger or any other merger or business combination between the Company, Sub and Purchaser, (ii) impose material limitations on the ability of Sub or Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares and Preferred Shares acquired by it, including, but not limited to, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, or (iii) impose material limitations on the ability of either Purchaser or the Company to continue effectively to conduct all or any material portion of its respective business as heretofore conducted or to continue to own or operate effectively all or any material portion of its respective assets as heretofore owned or operated, and such action or proceeding either shall be incapable of being cured by, or shall not be cured by, May 31, 1996;

    (c) there shall have been any law, statute, rule or regulation, domestic or foreign, enacted, promulgated or proposed that, directly or indirectly, would reasonably be expected to result in any of the consequences referred to in paragraph (b) above;

    (d) a material adverse change in the business, property, financial condition or results of operations of the Company and its subsidiaries taken as a whole shall have occurred, and such change shall either be incapable of being cured or shall not be cured within ten days of the Initial Expiration Date or, in the event such change is discovered during any extension of the Offer, within ten days after the discovery of such change;

    (e) there shall have occurred (i) any general suspension of trading in securities on the New York Stock Exchange, (ii) a declaration of a banking moratorium or any suspension of payments by United States or Australian authorities on the extension of credit by lending institutions, or (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, Australia or Peru which would reasonably be expected to have a material adverse effect on the business, property, financial condition or results of operations of the Company and its subsidiaries taken as a whole, and any such event shall continue to have such material adverse effect on May 31, 1996;

    (f) any representation or warranty of the Company in the Merger Agreement shall at any time prove to have been incorrect in any material respect at the time made, and shall either be incapable of being cured or shall not be cured within ten days of the Initial Expiration Date or, in the event such breach is discovered during any extension of the Offer, ten days after discovery of such breach;

    (g) the Company shall fail to perform or comply in any material respect with any covenant or agreement to be performed or complied with by the Company under the Merger Agreement and such failure is unremedied ten days after the Initial Expiration Date or, in the event such failure is discovered during any extension of the Offer, ten days after discovery of such nonperformance or noncompliance;

    (h) the Company and Purchaser shall have agreed to terminate the Offer or the Merger Agreement;

    (i) the Board of Directors of the Company or the Company, as the case may be, shall have (i) publicly (including by amendment of the Schedule 14D-9) withdrawn its recommendation to stockholders of acceptance of the Offer and adoption of the Merger Agreement, or shall have resolved to do so; or (ii) entered into an agreement with a third party providing for the acquisition or purchase of all or substantially all of the assets of, or equity interest, in the Company by such third party; and

    (j) the Offer shall not have been consummated by May 31, 1996.

  The foregoing conditions are for the sole benefit of Sub and Purchaser and may be asserted by Sub and Purchaser regardless of the circumstances giving rise to such condition or may be waived by Sub or Purchaser in whole at any time or in part from time to time in its reasonable discretion.

  Conditions Precedent to Merger. The respective obligations of Purchaser, Sub, BHP and the Company to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) the Offer shall have been consummated in accordance with its terms; provided, however, that this condition shall be considered satisfied if Purchaser fails to accept for payment and pay for Shares and Preferred Shares pursuant to the Offer other than as a result of a failure of a condition to the Offer; (b) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvement Act shall have expired or been terminated;
(c) no law, statute, rule or regulation, domestic or foreign, shall have been enacted or promulgated or is in effect which has the effect of making the acquisition of Shares illegal or otherwise prohibits consummation of the Merger; and (d) no preliminary or final injunction or temporary restraining order or other order or decree has been issued by any foreign or United States federal or state court or foreign or United States federal or administrative agency enjoining, restraining or otherwise prohibiting the Offer, the Merger or the acquisition by Purchaser of the Shares and Preferred Shares.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the
Company: (a) by mutual written consent of Purchaser and the Company; (b) by either Purchaser or the Company if: (i) the Offer shall not have been consummated by May 31, 1996; or (ii) at any time after June 30, 1996, if any of the conditions to the Offer have not been satisfied or waived; (c) by Purchaser, (i) if the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn its approval or recommendation of the Offer or the Merger or shall have resolved to do any of the foregoing or if the Company shall have entered into a definitive agreement to accept an Acquisition Proposal; (ii) if the Board of Directors of the Company shall have modified its approval of the Offer or the Merger in a manner adverse to Purchaser and the Minimum Condition shall not have been met on the Expiration Date; (iii) if as a result of the failure of any conditions to the Offer, the Offer shall have terminated or expired without Purchaser or a subsidiary of BHP having purchased any Shares in the Offer; and (d) by the Company if the Board of Directors of the Company, acting on the advice of counsel or its financial advisor and in accordance with its fiduciary duties, withdraws its recommendations in favor of the Offer or the Merger or enters into an agreement providing for the consummation of an Acquisition Proposal; provided, however, that the right to terminate the Merger Agreement pursuant to any of the events set forth above will not be available to any party if the event which gave rise to such termination right is a result of or arose in connection with any action or inaction of the party seeking to terminate taken or not taken in breach of the terms of the Merger Agreement.

  Fees and Expenses. Except as described in the next sentence, whether or not the Merger is consummated, the Company and Purchaser have agreed to pay their own respective costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. The Company has agreed in the Merger Agreement that, if the Merger Agreement is terminated pursuant to:
(a) clause (b)(ii) set forth above under "Termination" and at the time of such termination any person, entity or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Sub or Purchaser) shall have become the beneficial owner of more than 20% of the outstanding Shares (with appropriate adjustments for reclassifications of capital stock, stock dividends, stock splits, reverse stock splits and similar events) and such person, entity or group thereafter enters into a definitive agreement with the Company to accept an Acquisition Proposal at any time on or prior to the date which is six months after the termination of the Merger Agreement and such transaction is thereafter consummated; (b) clause c(i) or (d) set forth above under "Termination"; (c) clause (c)(ii) set forth above under "Termination" and at the time of termination of the Merger Agreement, the Tender Agreement shall have expired in accordance with Section 2 thereof and the Company shall enter into a definitive agreement to accept an Acquisition Proposal at any time on or prior to the date which is six months after the termination of the Merger Agreement; (d) clause (c)(iii) set forth above under "Termination" and such failure was the result of any action taken by or on behalf of the Company giving rise to an Event specified in clause (a), (b), (c), (d), (f),
(g) or (i) above under "Conditions to the Offer" and such action was in breach of the Company's obligations under the Merger Agreement and with respect to an Event specified in paragraph (g), if such action was taken by the Company for the purpose of causing Purchaser to terminate the Merger Agreement, then the Company shall pay to Purchaser the sum of $40 million. The Merger Agreement provides that such payment will be made as promptly as practicable but in no event later than (i) in the case of clauses (b) and (d) of this paragraph, two business days following termination of the Merger Agreement; (ii) in the case of clause (a), upon consummation of such Acquisition Proposal and (iii) in the case of clause (c), upon entering into a definitive agreement to accept such Acquisition Proposal.

4. AGREEMENTS WITH WARBURG

  Warburg Standstill Agreement. The Company entered into a Standstill Agreement with Warburg, Pincus Capital Company, L.P., dated November 30, 1988 (the "Warburg Standstill Agreement"), as described on pages 11-12 of the 1995 Proxy Statement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Pursuant to the terms of the Warburg Standstill Agreement, Warburg has the right to nominate three persons (or fewer, depending upon its equity ownership in the Company) to the Company's Board of Directors. Of the Directors nominated by Warburg, Mr. John Vogelstein is Vice Chairman and President, and Mr. Christopher W. Brody is Managing Director of E.M. Warburg, Pincus & Co., an affiliate of Warburg. The third Director of the Company nominated by Warburg is Simon D. Strauss, a consultant to the mining industry and retired Vice Chairman of ASARCO Incorporated, a primary copper producer. In addition, the Chairman of the Board of Directors of the Company, Mr. Donald J. Donahue, is also a director of several Counselors Funds, whose investment manager is an affiliate of E.M. Warburg, Pincus & Co.

  The Warburg Standstill Agreement provides, among other things, that Warburg is only permitted to sell or otherwise transfer its capital stock in connection with a Business Combination, if the Company has obtained a fairness opinion from two nationally recognized investment bankers. The Board of Directors of the Company and Warburg have agreed to waive the requirement that the Company obtain a fairness opinion from two nationally recognized investment bankers. A copy of such Agreement is filed as Exhibit 8 hereto, and incorporated herein by reference.

  Tender Agreement. As a condition to entering into the transaction, BHP required, and Warburg subject to the approval of the Company's Board of Directors under the Warburg Standstill Agreement, agreed to enter into, the Tender Agreement, dated as of November 30, 1995, a copy of which is filed as
Exhibit 3 hereto and is incorporated herein by reference. Pursuant to the terms of the Warburg Standstill Agreement, the Tender Agreement must be approved by a majority of the Independent Directors (as defined in the Warburg Standstill Agreement). Such approval was granted on November 30, 1995.

  Pursuant to the Tender Agreement, Warburg has agreed that it will validly tender pursuant to the Offer, and not withdraw, all of its Shares. Warburg has further agreed pursuant to the Tender Agreement that, during the time the Tender Agreement is in effect, at any meeting of the stockholders of the Company, Warburg shall (a) vote the Shares in favor of the Merger; (b) vote the Shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (c) vote the Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization or liquidation of the Company and its subsidiaries; or (iii) any change in the Company's management or in the board of directors of the Company, except as otherwise agreed to in writing by BHP.

  Warburg has further agreed not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares or (ii) grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of Warburg contained in the Tender Agreement untrue or incorrect or have the effect of preventing or disabling Warburg from performing its obligations under the Tender Agreement while such Agreement is in effect except as contemplated therein.

  The Tender Agreement will terminate upon the first to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the Board of Directors of the Company having withdrawn its approval or recommendation of the Offer or the Merger, (d) the Board of Directors of the Company having modified its approval of the Offer or the Merger in a manner adverse to BHP, and (e) written notice of termination of the Tender Agreement by BHP to Warburg.

5. CONFIDENTIALITY AGREEMENT

  BHP and the Company entered into a confidentiality agreement, dated October 30, 1995, as amended November 30, 1995 (the "Confidentiality Agreement"), a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference. Pursuant to the Confidentiality Agreement, BHP agreed, among other things, that it would keep confidential certain information ("Evaluation Material") furnished to it by the Company and use the Evaluation Material solely for the purpose of evaluating a business transaction between BHP and the Company.

  The Confidentiality Agreement provides that until October 30, 1996 (the "Standstill Period"), BHP and its affiliates will not, directly or indirectly, without the prior consent of the Company's Board of Directors: acquire or agree, offer, seek or propose to acquire (or request permission to do so), ownership of any of the Company's assets or businesses or any securities issued by the Company, or any rights or options to acquire such ownership (an "Acquisition Transaction"), or seek or propose to influence or control the Company's management or the Company's policies (or request permission to do so), or enter into any discussions, negotiations, arrangements or understanding with any third party with respect to any of the foregoing (or request permission to do so).

  If prior to the expiration or termination of the Standstill Period (i) the Company enters into a definitive agreement providing for an Acquisition Transaction with a party other than BHP or its affiliates, (ii) a third party commences a tender or exchange offer for more than 50% of the Company's common stock and the Company's Board of Directors recommends that the Company's common stockholders tender their shares in such tender or exchange offer (any of the foregoing, an "Alternative Transaction"), the restrictions applicable during the Standstill Period shall not be applicable with respect to any Acquisition Transaction proposed by BHP or its affiliates, provided that such proposed Acquisition Transaction provides for (i) the purchase of, or offer to purchase, all outstanding shares of common stock of the Company for cash, and
(ii) a purchase price per share in excess of the price proposed to be paid and/or other value proposed to be received by the Company's common stockholders in the Alternative Transaction. If prior to the expiration or termination of the Standstill Period the Merger Agreement shall have been terminated without the Offer having been consummated, and a third party makes a proposal relating to an Acquisition Transaction, then the restrictions applicable during the Standstill Period shall not be applicable with respect to any Acquisition Transaction proposed by BHP or its affiliates, provided that such proposed Acquisition Transaction is at least the equivalent of such third party's proposal.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

  The Board of Directors has unanimously determined that the consideration to be paid for each Share and Preferred Share in the Offer and the Merger is fair to the stockholders of the Company and that the Offer and the Merger are otherwise fair to and in the best interests of the Company and its stockholders, has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that all holders of Shares and Preferred Shares accept the Offer and tender their Shares and Preferred Shares pursuant to the Offer.

  A letter to the Company's stockholders communicating the Board's recommendation and a press release announcing the Merger Agreement and related transactions are filed herewith as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

  (b) Background Reasons for the Board's Recommendation.

1. BACKGROUND.

  From time to time since 1993, members of the Company's board of directors had intermittent contacts with senior executives of BHP, none of which contacts involved or resulted in any specific proposals or substantive discussions regarding an acquisition transaction. In 1993, the Company and BHP prepared a joint bid to purchase a one-half interest in the El Abra mining property, which was being privatized by the government of Chile. The parties were not successful in their bid. In 1994, the Company and BHP discussed several possible joint ventures, none of which were pursued.

  In June 1995, Mr. Jerry Ellis, the chief executive officer of BHP Minerals, a subsidiary of BHP, had preliminary discussions with Mr. J. Burgess Winter, the Company's Chief Executive Officer, President, and a member of the Board of Directors, to express an interest in BHP acquiring the Company, although no specific proposal was made. On July 12, 1995, Mr. Donald J. Donahue, the Chairman of the Company's Board of Directors, Mr. John Vogelstein, a member of the Company's Board of Directors and Vice Chairman of the Board and President of E.M. Warburg, Pincus & Co., Inc., the parent of the Company's largest stockholder, and Mr. Winter met with Mr. Ellis. At that meeting, Mr. Ellis indicated that BHP was not interested in acquiring the Company at price ranges that the Company and its largest shareholder indicated would be acceptable. The parties discontinued their discussions.

  In subsequent contacts with representatives of the Company commencing in August 1995, representatives of CS First Boston, BHP's financial advisor, indicated that BHP would be interested in resuming discussions relating to an acquisition of the Company by BHP. In early September 1995, representatives of CS First Boston contacted Mr. Vogelstein by phone to arrange a meeting.

  On September 29, 1995, representatives of CS First Boston indicated to Messrs. Brody, a member of the Company's Board of Directors and a Managing Director of E.M. Warburg, Pincus & Co., Inc., Vogelstein and Winter that, subject to a due diligence review and approval of its board of directors, BHP would consider making a proposal to acquire the Company. Various transaction terms were discussed at such time. BHP indicated that no firm proposal could be made until it had been approved by BHP's board of directors which was scheduled to meet on November 30 and December 1, 1995 (Australia time). Messrs. Vogelstein and Winter subsequently met with Messrs. B.T. Loton, Chairman of BHP, J.B. Prescott, Managing Director and Chief Executive Officer of BHP and Ellis on October 18, 1995, to discuss a potential transaction.

  At the request of management of BHP, from October 29 through 31, 1995, Messrs. Winters and Vogelstein together with Bradford A. Mills, an Executive Vice-President of the Company, met in Australia with Mr. John Prescott, Mr. Jerry Ellis, and other senior officers of BHP to discuss the possibility of an acquisition of the Company by BHP. As a result of those meetings, BHP indicated that it was willing to proceed with discussions and conduct due diligence.

  On October 30, 1995, the Company and BHP entered into the Confidentiality Agreement (see Item 3(b)5 above), pursuant to which BHP agreed to keep confidential all information provided to it in connection with an evaluation of a possible transaction with the Company. BHP also agreed that for a period of one year from the date of the Confidentiality Agreement, except with the written consent of the Company or in the case of certain competing offers, it would not seek to acquire beneficial ownership of any of the Company's securities or to influence the Company's management.

  On November 2, 1995, the Company retained Goldman, Sachs & Co. ("Goldman Sachs") to advise the Company on the fairness of the consideration to be received in any potential transaction with BHP.

  From November 3, 1995 through November 15, 1995, BHP conducted due diligence of the business, properties and operations of the Company. As part of the due diligence examination, the Company provided BHP and its representatives with non-public financial and legal information, and senior management of the Company met with BHP and its representatives to provide them with additional information.

  From November 6, 1995 through November 30, 1995, the Company and BHP discussed the terms of a draft Agreement and Plan of Merger relating to the proposed transaction.

  On November 16, 1995, representatives of CS First Boston met with Messrs. Vogelstein and Brody, and informed them that BHP, based on its due diligence, would consider an acquisition at a price not in excess of $28 per Share, and an equivalent price (on an as-converted basis) for the Preferred Shares. Messrs. Donahue and Winter then met with Mr. Ellis who confirmed the information conveyed by CS First Boston.

  On November 19, 1995, Mr. Winter called Mr. Prescott to discuss the matter further and Mr. Prescott confirmed that an offer by BHP would not exceed $28 per Share if an agreement could ultimately be reached.

  On November 21, 1995, the Company's Board of Directors held a special meeting, primarily, to apprise and update the Board of the discussions with BHP. At the meeting, presentations were made by senior executives of the Company summarizing the course of discussions with BHP to such date, Company counsel and Goldman Sachs. At the conclusion of the meeting, the Board of Directors authorized the senior executives of the Company to continue discussions with BHP.

  From November 24 through November 30, 1995, the Company and BHP continued negotiation of the terms of the Merger Agreement.

  In the afternoon of November 30, 1995, the Company was informed that the board of directors of BHP on the morning of December 1, 1995 Australian time (the afternoon of November 30, 1995 New York time) had approved an offer for all of the outstanding capital stock of the Company at a price, in cash, of $28.00 per Share, $96.544 per share of Series D Preferred Stock, and 100.646 per share of Series E Preferred Stock. Starting in the late afternoon of November 30, 1995, the Company's Board of Directors met to consider BHP's offer. The terms of the proposed transaction and the related Merger Agreement were presented to and reviewed by the Company's Board of Directors. Representatives of Goldman Sachs and legal counsel made presentations to the Board of Directors. Goldman Sachs delivered its opinion as to the fairness of the cash consideration offered by BHP to the public stockholders of the Company.

  After discussion, the Company's Board of Directors unanimously decided to proceed with the sale of the Company and to accept BHP's offer for the reasons described below, and approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that holders of Shares and Preferred Shares accept the Offer and tender their Shares pursuant thereto. The Board of Directors also consented to Warburg entering into the Tender Agreement, which was a condition of the BHP offer, and unanimously voted to waive the restrictions imposed by Section 203 of the Delaware General Corporation Law in connection with the transactions contemplated by the Merger Agreement and the disinterested directors approved the Offer and the Merger pursuant to Section 10-1221 of the Arizona Revised Statutes.

  The Company and BHP entered into the Merger Agreement on the night of November 30, 1995 and issued a press release announcing that they had entered into the Merger Agreement.

2. REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE BOARD

  In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares and Preferred Shares tender their Shares and Preferred Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

    1. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement.

    2. The presentation of Goldman Sachs at the November 30, 1995 Board of Directors' meeting and the opinion of Goldman Sachs (the "Opinion") to the effect that, as of the date of the Merger Agreement, the $28.00 in cash per Share, the $96.544 in cash per share of Series D Preferred Stock and the $100.646 in cash per share of Series E Preferred Stock to be received by each of the holders of Shares and Preferred Shares, respectively, in the Offer and the Merger is fair to such holders. The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Exhibit 7 and is incorporated herein by reference. Holders of Shares and Preferred Shares are urged to, and should, read such Opinion in its entirety.

    3. The fact that the structure of the acquisition of the Company by BHP as provided for in the Merger Agreement involves a cash tender offer for all outstanding Shares and Preferred Shares to be commenced within five business days of the Merger Agreement to be followed as promptly as practicable by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash for their Shares and Preferred Shares at the earliest possible time.

    4. The fact that the obligations of BHP, Sub and Purchaser to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing.

    5. The fact that Warburg, the beneficial owner of approximately 35% of the outstanding Shares (approximately 26% of the fully diluted Shares), was willing, subject to the approval of the Board of Directors pursuant to the Warburg Standstill Agreement, to enter into the Tender Agreement pursuant to which Warburg agreed to tender all of its Shares in the Offer and to vote its Shares in favor of the Merger, and would be treated the same as all other stockholders in the Offer and the Merger.

    6. The historical market price of, and recent trading activity in, the Shares, the Series D Preferred Stock, and the Series E Preferred Stock, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of approximately 31.0%, 30.7% and 28.6% over the closing price of the Shares, the Series D Preferred Stock, and the Series E Preferred Stock, respectively, on the last trading day prior to the public announcement on November 30, 1995 of the Merger Agreement and a premium of approximately 58.2%, 51.1%, and 51.3%, respectively, over the average closing price of the Shares, the Series D Preferred Stock, and the Series E Preferred Stock, for thirty (30) days during which such securities traded prior to such announcement; information with regard to the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's projections, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the going concern value of the Company; the Board did not consider the liquidation of the Company as a viable course of action, and, therefore, no appraisal or liquidation values were sought for purposes of evaluating the Offer and the Merger.

    7. The possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity and the risks associated therewith, including, without limitation, the effect of changing commodity prices. In addition, the Board of Directors was advised of various contacts the Company had received from third parties, and of the fact that no offers were received other than from BHP. After considering these contacts and the other participants in its industry, the Board of Directors concluded that BHP was the best possible purchaser for the Company.

    8. The fact that the terms of the Merger Agreement and the Tender Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Company, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any other third party.

    9. The familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates.

    10. The regulatory approvals required to consummate the Merger, including, among others, antitrust approvals, and the prospects for receiving such approvals.

  The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement dated November 21, 1995 (the "Engagement Letter"), the Company engaged Goldman Sachs to undertake a study to enable it to render its opinion with respect to the cash consideration to be received for each Share and Preferred Share in connection with the Merger. Pursuant to the terms of the Engagement Letter, the Company paid Goldman Sachs $500,000 upon signing the Engagement Letter and has agreed to pay Goldman Sachs $1,500,000 upon commencement of the Offer and $3,000,000 upon, and subject to, the consummation of the Merger. The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except as follows:

     (i) The approval of the Tender Agreement as described in Item 3(b).

    (ii) The issuance of Shares upon exercise of outstanding options and warrants.

    (iii) The following grants of stock options were made to executive officers on October 13, 1995:

         EXECUTIVE OFFICER                           OPTIONS GRANTED
         -----------------                           ---------------
        Andrew A. Brodkey...........................       7,500
        Kenneth L. Browne...........................      20,000
        Marshall H. Campbell........................      10,000
        Francisco E. Durazo.........................      20,000
        Marc W. Ingelbinck..........................      15,000
        Bradford A. Mills...........................      50,000
        Douglas J. Purdom...........................      35,000
        Harry C. Smith..............................      35,000
        J. Burgess Winter...........................     125,000

    (iv) John W. Goth, a director of the Company, acquired 1,000 Shares on October 31, 1995, at a price of $17 per share.

    (v) On November 21, 1995, Marshall H. Campbell was granted options for 5,000 Shares effective as of October 13, 1995.

    (vi) On November 28, 1995, Warburg exercised warrants, which were scheduled to expire on November 30, 1995, for 892,473 Shares, at an exercise price of $8.50 per Share.

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares that may be donated to charitable organizations). See Item 3(b)5 above regarding the agreement of Warburg to tender its Shares in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Agreement and Plan of Merger, dated as of November 30, 1995, among The Broken Hill Proprietary Company Limited, BHP Holdings (USA) Inc., BHP Sub Inc. and Magma Copper Company.

Exhibit 2.   1995 Magma Copper Company Proxy Statement (pp. 8-19).

Exhibit 3. Tender Agreement by and between The Broken Hill Proprietary Company Limited and Warburg, Pincus Capital Company, L.P., dated as of November 30, 1995.

Exhibit 4. Confidentiality Agreement, dated October 30, 1995, between The Broken Hill Proprietary Company Limited and Magma Copper Company, as amended November 30, 1995.

Exhibit 5. Letter of the Board of Directors of Magma Copper Company addressed to the stockholders of Magma Copper Company, dated as of December 5, 1995.*

Exhibit 6. Joint Press Release of Magma Copper Company and BHP announcing the Merger Agreement.

Exhibit 7. Opinion of Goldman Sachs to the Board of Directors of Magma Copper Company, dated November 30, 1995.*

Exhibit 8. Agreement between Warburg, Pincus Capital Company, L.P. and the Company, dated as of November 30, 1995.

Exhibit 9. Form of Employment Agreement between the Company and certain officers.

Exhibit 10. Form of First Amendment to Magma Copper Company Special Executive Supplemental Benefit Plan.

Exhibit 11.  Intentionally omitted.

Exhibit 12. Form of First Amendment to Magma Copper Company 1993 Stock Option and Stock Award Plan.

Exhibit 13. Form of Second Amendment to Magma Copper Company 1989 Stock Option and Stock Award Plan.

Exhibit 14. Form of Third Amendment to Magma Copper Company 1987 Stock Option and Stock Award Plan.

Exhibit 15. Form of First Amendment to Magma Copper Company Chief Executive Officer Supplemental Retirement Plan.

Exhibit 16. Form of First Amendment to Magma Copper Company Trust Fund for Executive Benefits.

Exhibit 17. Form of First Amendment to Magma Copper Company 1993 Long Term Incentive Plan.

Exhibit 18. Form of Fourth Amendment to Magma Copper Company Special Executive Deferred Compensation Plan.

Exhibit 19. Form of Fifth Amendment to the Magma Copper Company Special Executive Deferred Compensation Plan.

--------
* Included in copies mailed to holders of Shares and Preferred Shares.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 1995

                                          Magma Copper Company

                                          By:     /s/ J. Burgess Winter
                                            ___________________________________
                                            Name: J. Burgess Winter
                                            Title:President and Chief
                                             Executive Officer

                                 EXHIBIT INDEX

                                                                                  SEQUENTIAL
 EXHIBITS                                                                         PAGE NOS.
 --------                                                                         ----------
Exhibit 1.   Agreement and Plan of Merger, dated as of November 30, 1995, among The Broken Hill Proprietary Company Limited, BHP
             Holdings (USA) Inc., BHP Sub Inc. and Magma Copper Company.

Exhibit 2.   1995 Magma Copper Company Proxy Statement (pp. 8-19).

Exhibit 3.   Tender Agreement by and between The Broken Hill Proprietary
             Company Limited and Warburg, Pincus Capital Company, L.P., dated as of November 30, 1995.

Exhibit 4.   Confidentiality Agreement, dated October 30, 1995, between
             The Broken Hill Proprietary Company Limited and Magma Copper
             Company, as amended November 30, 1995.

Exhibit 5. Letter of the Board of Directors of Magma Copper Company addressed to the stockholders of Magma Copper Company, dated as of December 5, 1995.*

Exhibit 6. Joint Press Release of Magma Copper Company and BHP announcing the Merger Agreement.

Exhibit 7.   Opinion of Goldman Sachs to the Board of Directors of Magma
             Copper Company, dated November 30, 1995.*

Exhibit 8. Agreement between Warburg, Pincus Capital Company, L.P. and the Company, dated as of November 30, 1995.

Exhibit 9. Form of Employment Agreement between the Company and certain officers.

Exhibit 10.  Form of First Amendment to Magma Copper Company Special
             Executive Supplemental Benefit Plan.

Exhibit 11.  Intentionally omitted.

Exhibit 12.  Form of First Amendment to Magma Copper Company 1993 Stock
             Option and Stock Award Plan.

Exhibit 13.  Form of Second Amendment to Magma Copper Company 1989 Stock
             Option and Stock Award Plan.

Exhibit 14.  Form of Third Amendment to Magma Copper Company 1987 Stock
             Option and Stock Award Plan.

Exhibit 15.  Form of First Amendment to Magma Copper Company Chief
             Executive Officer Supplemental Retirement Plan.

Exhibit 16. Form of First Amendment to Magma Copper Company Trust Fund for Executive Benefits.

Exhibit 17.  Form of First Amendment to Magma Copper Company 1993 Long
             Term Incentive Plan.

Exhibit 18.  Form of Fourth Amendment to Magma Copper Company Special
             Executive Deferred Compensation Plan.

Exhibit 19.  Form of Fifth Amendment to the Magma Copper Company Special
             Executive Deferred Compensation Plan.

--------
* Included in copies mailed to holders of Shares and Preferred Shares.